UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CombiMatrix Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

20009T105

(CUSIP Number)

Vincent Fabiani HLM Venture Partners 222 Berkeley Street, 21st Floor, Boston, MA 02116 (617) 896-4280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 20009T105	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HLM Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,595,876 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,595,876 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,876 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

13D

CUSIP No. 20009T105	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HLM Venture Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,595,876 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,595,876 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,876 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

13D

CUSIP No. 20009T105	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Edward L. Cahill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,595,876 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,595,876 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,876 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 20009T105	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Martin R. Felsenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,595,876 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,595,876 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,876 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 20009T105	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter J. Grua
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,595,876 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,595,876 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,876 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 20009T105	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Russell T. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,595,876 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,595,876 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,595,876 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

13D

CUSIP No. 20009T105	Page 8 of 13 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value (the “Common Stock”) of CombiMatrix Corporation (the “Issuer”) having its principal executive office at 310 Goddard, Suite 150, Irvine, CA 92618.

Item 2.	Identity and Background.

This statement is being filed by HLM Venture Partners III, L.P. (“HLM III”); HLM Venture Associates III, LLC (“HLM Associates III”), which is the sole general partner of HLM III; and Edward L. Cahill, Martin R. Felsenthal (“Felsenthal”), Peter J. Grua and Russell T. Ray (collectively, the “Managers”). The Managers are the individual Class A Members of HLM Associates III. HLM III, HLM Associates III and the Managers are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is 222 Berkeley Street, 21st Floor, Boston, MA 02116.

The principal business of HLM III is to invest in and assist growth-oriented businesses in the healthcare and related industries located principally in the United States. The principal business of HLM Associates III is to act as the sole general partner of HLM III. The principal business of each of the Managers is to act as a Class A Member of HLM Associates III and as a manager of a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HLM III is a limited partnership organized under the laws of the State of Delaware. HLM Associates III is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 7, 2011, HLM III acquired 1,595,896 shares (the “Common Shares”) of Common Stock and warrants (the “Warrants” and, together with the Common Shares, the “Securities”) to purchase, subject to certain limitations, 678,255 shares of Common Stock (the “Warrant Shares”) from the Issuer in a privately-negotiated transaction (the “Sale”) among the Issuer, HLM III and certain other purchasers at an aggregate purchase price to HLM III of $3,500,000. The working capital of HLM III was the source of the funds for the purchase of the Securities. No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.	Purpose of Transaction.

HLM III acquired the Securities for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, HLM III and other Reporting Persons may dispose of or acquire additional securities of the Issuer. Except as set forth above and as described below in Item 6, none of the Reporting Persons has any present plans which relate to or would result in:

13D

CUSIP No. 20009T105	Page 9 of 13 Pages

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	HLM III is the record owner of the Common Shares. Pursuant to the Stock Purchase Warrant (as defined below), the Warrants are not exercisable within 60 days. Accordingly, as of April 7, 2011, HLM III may be deemed to beneficially own only the Common Shares. As the sole general partner of HLM III, HLM Associates III may be deemed to beneficially own the Common Shares. As the individual Class A Members of HLM Associates III, each of the Managers also may be deemed to beneficially own the HLM III Shares.

Each of the Reporting Persons may be deemed to own beneficially 14.9% of the Issuer’s Common Stock, which percentage is calculated based upon 10,704,121 shares reported to be outstanding as of April 7, 2011 in the Issuer’s Form 8-K filed on April 7, 2011 (the “8-K”). Each of the Reporting Persons, except HLM III, disclaims beneficial ownership of the Common Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets.

13D

CUSIP No. 20009T105	Page 10 of 13 Pages

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)	Except as set forth in Item 3 above and in Item 6 below, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

HLM III is a party to a Securities Purchase Agreement dated as of April 1, 2011 (the “Purchase Agreement”), a form of which is attached as Exhibit 10.01 to the 8-K and incorporated by reference herein.

HLM III is a party to an Investors Rights Agreement dated as of April 1, 2011 (the “Investors Rights Agreement”), a form of which is attached as Exhibit 10.2 to the Form 8-K and incorporated by reference herein.

HLM III is a party to the HLM Rights Agreement dated as of April 1, 2011 (the “HLM Rights Agreement”), a form of which is attached as Exhibit 10.3 to the Form 8-K and incorporated by reference herein.

HLM III is a party to a Warrant to Purchase Common Stock dated April 7, 2011 (the “Stock Purchase Warrant”), a form of which is attached as Exhibit 10.4 to the Form 8-K and incorporated by reference herein.

Felsenthal is the record owner of options to purchase up to 20,000 shares of Common Stock in connection with his service as a director of the Issuer. None of such options are exercisable within 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding Schedule 13D filings.

Exhibit 3 – Securities Purchase Agreement dated as of April 1, 2011*

Exhibit 4 – Investors Rights Agreement dated as of April 1, 2011*

Exhibit 5 – HLM Rights Agreement dated as of April 1, 2011*

Exhibit 6 – Stock Purchase Warrant dated April 7, 2011*

*Incorporated by reference from the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 7, 2011.

13D

CUSIP No. 20009T105	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2011

HLM VENTURE PARTNERS III, L.P.

By:	HLM Venture Associates III, LLC Its General Partner

	By:	* Vincent J. Fabiani Authorized Signatory

HLM VENTURE ASSOCIATES III, LLC

By:	* Vincent J. Fabiani Authorized Signatory

* Edward L. Cahill

* Martin R. Felsenthal

* Peter J. Grua

* Russell T. Ray

* /s/ Vincent J. Fabiani
Vincent J. Fabiani For himself and as attorney-in-fact

This Schedule 13D was executed by Vincent Fabiani on behalf the individuals and entities listed above (other than himself) pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

13D

CUSIP No. 20009T105	Page 12 of 13 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of CombiMatrix Corporation.

EXECUTED this 15th day of April, 2011.

HLM VENTURE PARTNERS III, L.P.

By:	HLM Venture Associates III, LLC Its General Partner

	By:	* Vincent J. Fabiani Authorized Signatory

HLM VENTURE ASSOCIATES III, LLC

By:	* Vincent J. Fabiani Authorized Signatory

* Edward L. Cahill

* Martin R. Felsenthal

* Peter J. Grua

* Russell T. Ray

* /s/ Vincent J. Fabiani
Vincent J. Fabiani For himself and as attorney-in-fact

This Agreement relating to Schedule 13D was executed by Vincent Fabiani on behalf of the individuals and entities listed above (other than himself) pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

13D

CUSIP No. 20009T105	Page 13 of 13 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Vincent Fabiani, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, manager or member of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of April, 2011.

/s/ Edward L. Cahill Edward L. Cahill

/s/ Martin R. Felsenthal Martin R. Felsenthal

/s/ Peter J. Grua Peter J. Grua

/s/ Russell T. Ray Russell T. Ray

HLM VENTURE ASSOCIATES III, LLC

By:	/s/ Vincent J. Fabiani Name: Vincent J. Fabiani Title: Authorized Signatory

HLM VENTURE PARTNERS III, L.P.

By:	HLM VENTURE ASSOCIATES III, LLC, its General Partner

	By:	/s/ Vincent J. Fabiani Name: Vincent J. Fabiani Title: Authorized Signatory